OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Bannon Maher Corporation

143 East Ridgewood Avenue, 262
Ridgewood, NJ 07450

http://www.bannonmaher.com/

Bannon
Maher

40 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Maximum 428 shares* of Non-Voting Common Stock ($107,000 USD)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 40 shares of Non-Voting Common Stock($10,000 USD)

Company	Bannon Maher Corporation
Corporate Address	143 East Ridgewood Avenue, 262, Ridgewood N.J. 07450 USA
Description of Business	Sales and production of self-powered generators
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$250.00 USD
Minimum Investment Amount (per investor)	$250.00 USD

The 10% Bonus for StartEngine Shareholders

Bannon Maher Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Non-Voting Common Stock at $250 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $2,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company is expected to produce and sell self-contained physics powered generators, for which the manufacturing specifications are 100% complete as disclosed in provisional patents, and while no fully functional prototype currently exists, the inventions are expected to provide electricity meeting criteria including: (1) clean (2) continuous (3) portable (4) free output after purchase (5) endless output until system failure (6) self-contained. The devices are implemented using principles of physics and engineering. Similar to fusion energy systems, which scientists generally agree will one day function, these systems are expected to simply capture more energy than consumed.

The four inventions in our portfolio are (1) magnetic repulsion generator, (2) gravity generator, (3) leverage generator, and (4) buoyancy generator. One or more of the inventions are expected to be manufactured upon completion of the offering, by finalizing one or more 3 dimensional models, then manufacturing, ordering, and assembling required components. Given the extraordinary nature of the inventions, it is not possible to state with certainty if or when a functional prototype will be manufactured, but every effort will be made to produce one within months of closing of the campaign and receipt of funds.

Sales, Supply Chain, & Customer Base

AusoDesk 3d modeling software is used by most major manufactures, movie special effects producers, and game designers. This software that was used to produce the 3 dimensional model of the magnetic repulsion generator contained in images in this profile, and this software will be used to further refine the models for production of the inventions through contracted CNC machining, metal molding, and 3d printing. Manufacturing is expected to be done by technical manufacturers who have a record of producing complex technical products in large quantities. Manufacturers will be provided a simplified version of the construction instructions in the patents along with the 3d models. The first unit of each invention could cost hundreds of thousand dollars to produce (as verifiable at titoma.com, a Chinese technical manufacturer, which states on its website "Our complete package of design, development and production ramp-up services generally starts at US $150,000."), hence this fundraising, and so any cost estimates in this profile are for every unit after the first.

Sales will be made by providing information on the inventions and their benefits, including dramatically reduced costs, along with ordering information, to governments and relevant companies in every country in the world. This will be done through phone calls to prospects by employees and or contractors, as well as through direct mail to domestic and international prospects using automated mailing services. An outbound sales call management platform such as Five9 is expected to be used. Additionally, commissioned sales agreements will be made available to allow anyone in the world to receive a commission from a sale they arrange, as long as such a commission is in compliance with applicable laws, so investors are welcome to further profit from commissions while at the same time ensuring the success of their investment.

Intellectual Property

Bannon Maher Corporation licenses intellectual property from Jonathan Bannon Maher Corporation. The pending patents are not owned by Bannon Maher Corporation, but rather Bannon Maher Corporation has an exclusive license through January 1st 2021 obtained from Jonathan Bannon Maher Corporation, an intellectual property holding company that owns inventions including those licensed, in exchange for paying the global fees, to the extent possible, which are roughly calculated to be, but may exceed based on the approval process of each international office, $250,000 for each of four patents for $1,000,000, related to securing of the licensed expected to be issued patents. At the expiration of the exclusive license, Bannon Maher Corporation will obtain the licensing terms, which have not yet been finalized, that will be available to all. Because the pending patents are not owned by the Bannon Maher Corporation, others will be able to license the technology and compete with Bannon Maher Corporation after the expiration of the exclusive license. Bannon Maher Corporation is expected, but has no legal agreement in place at this time, to manage the intellectual property licensing of Jonathan Bannon Maher Corporation in exchange for undetermined fees. Beyond that, there is no other relationship between the two companies.

Competition

There are no competing companies, but competing technologies have been previously assessed, and include electricity generation through solar, wind, water, geothermal, nuclear, and fossil fuels.

Liabilities and Litigation

The company has no outstanding liabilities or litigation.

The team

Officers and directors

| Jonathan Bannon Maher | Founder, Chairman of the Board, C.E.O. |

Jonathan Bannon Maher
First full-time employee at inquest.net, whose software, as publicly disclosed through third party press releases, protect U.S. military networks, and wrote trading software at a hedge fund used to scale it from zero to billions of dollars in assets. Certified expert software engineer by each Microsoft (C#, T-SQL) and Oracle (Java, Pl/SQL). Author of three books, one endorsed by Kings, a Prime Minister, and a Second Lady. 2014-2015: first full-time employee and software engineer at inquest.net 2016: Independent work on the disclosed inventions 2016-Present Founder of PageRock website hosting service (1-5 hours per week) 2017-present: Founder, Chairman of the Board, and CEO of Bannon Maher Corporation (40+ hours per week, primary job) and Jonathan Bannon Maher Corporation (20+ hours per week).

Number of Employees: 1

Related party transactions

Bannon Maher Corporation has a greater than two year exclusive license, already in effect and ending January 1st 2021, to produce the generator systems, obtained from Jonathan Bannon Maher Corporation, which is an intellectual property holding company that owns expected to be issued patents on inventions that include those disclosed here, in exchange for paying the global fees, to the extent possible, which are roughly calculated to be, but may exceed based on the approval process of each international office, $250,000 for each of four patents for $1,000,000, related to securing of the licensed expected to be issued patents.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **None of the inventions function or provide benefits as described** Prototypes of each invention are not available to provide validation, and so in addition to summaries of the inventions, 100% disclosure of the inventions and their construction instructions as disclosed in provisional patents has been made accessible to investors. Each investor is responsible for making his or her own assessment, and in making an investment the investor is betting on his or her assessment of the probability that at least one of the inventions works, and weighing that against the expected return on investment if it does. If none of the inventions work, any investment is lost.
- **Patent validity and enforcability** The patents might not prove to be valid or enforceable and may not be granted at all, and thus rights to the exclusive license through January 1st, 2021, would be meaningless. I found that in the cases I read, invalidation or lack of enforceability have occurred very roughly in my assessment 40% of the time from prior art anticipating the invention with

anticipation not being possible for the world's first self-powered generators, 40% of the time from claims not being supported by the disclosure usually as a result of the patent lawyer filing the patent not understanding the inventions as well as the inventor, 10% of the time from invention not being described in sufficient detail to be constructed, 5% of the time from claims not ensuring infringement by a single entity, 5% of the time from the disclosure or claims not covering all alternative implementations as a result of a lack of creativity or time commitment by the inventor. In consideration of these factors, I worked myself beyond exhaustion for a long time revising my patents until I considered them stronger than any that I've ever read, and impervious to endless attack with unlimited resources.

- **Underfunding** Funds may not be available to obtain operational objectives including production of prototype(s), sales targets, and paying patent related fees. It may be the case that simply not enough funding was acquired to validate and or protect the inventions and thus the exclusive license. Though the inventions have various levels of construction complexity, properly prototyping each invention may be extremely expensive. It may also be the case that after funding prototyping of the inventions, that no funds remain for marketing or sales, or that the funds to properly begin sales are inadequate.

- **Execution speed** Orders may not obtained at speed that maximizes revenue of the company during the period of exclusive license. This may be because of factors including prototyping taking longer than expected, sales taking longer than expected, inadequate funds being available to fund operations at the desired speed, or because hiring experienced operates in relevant roles is excessively time consuming or expensive.

- **Manufacturing challenges** The inventions are very to extremely complex to manufacture, and it could be the case that selected manufacturers are unable to produce the inventions correctly or produce them before funding runs out. These inventions have never been produced by any manufacturer on Earth before, so it is not known what if any production challenges may exist. For example, there are three methods of mass production of the metal components, welding, molding, and milling. Welding is for simple structures. Milling is where a CNC machine takes a block of material such as aluminum and grinds out the unwanted parts to produce a desired geometry. Molding is where a material such as molten aluminum is poured into a mold made of a material with a higher melting point, for example compressed sand, and allowed to settle into proper form. Molding is less expensive than milling, but may not be able to create parts of complex geometry. It may also be the case that there are problems sourcing at scale components such as magnets, hydraulics, and or generators.

- **Current or future products could have a design flaw or manufacturing defect** It's possible that the product design itself could have a defect, that the manufacturer fails to produce the product in a satisfactory manner, or that component suppliers fail to produce components in a satisfactory manner, and costs are incurred recalling or repairing units. As a result of these inventions never having been manufactured before, there is no way to be certain ahead of time what deficiencies may exist.

- **Dilution** Shareholders may be diluted by additional fundraising. The funds required to obtain one or more functional commercial prototypes, and begin a well performing sales process, may substantially exceed any initial funds raised, requiring further funds be raised, thus diluting all existing shareholders. It is unknown what level of funding is required, and any accompanying level of dilution, since these inventions have never been produced before, and thus never been introduced to the market before.
- **Sales fail to meet expectations** The company has no clients and no revenues. The founder is not a sales person, and while the company is expecting to hire experienced sales people and provide them resources to support objectives, the founder has never been personally responsible for a large sales undertaking. If you are investing in this company, it's because you think the product is a good idea, that the company will be able to successfully market, manufacture and sell the product, and price it attractively and sell it to enough people so that the company will succeed. Furthermore, the company has never turned a profit and there is no guarantee that it will ever be profitable.
- **Industry adoption does not meet expectations** It is possible that even if the inventions provide the expected dramatic cost reductions, that government policies and the resources of incumbents are able to minimize adoption. For example, the worlds ten largest oil companies sold over a trillion dollars in oil last year, giving them effectively unlimited attack resources. In another example, although the United States is only one economy, the current administration is not expected to be a supporter of these breakthrough innovations.
- **License rather than ownership of patents** The pending patents are not owned by Bannon Maher Corporation, but rather Bannon Maher Corporation has an exclusive license through January 1st 2021 obtained from Jonathan Bannon Maher Corporation, an intellectual property holding company that owns inventions including those licensed, in exchange for paying the global fees, to the extent possible, which are roughly calculated to be, but may exceed based on the approval process of each international office, $250,000 for each of four patents for $1,000,000, related to securing of the licensed expected to be issued patents. At the expiration of the exclusive license, Bannon Maher Corporation will obtain the licensing terms, which have not yet been finalized, that will be available to all. Because the pending patents are not owned by the Bannon Maher Corporation, after the expiration of the exclusive license, others will be able to license the technology and compete with Bannon Maher Corporation.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Jonathan Bannon Maher, 100.0% ownership, Voting Common Stock

Classes of securities

- Voting Common Stock: 35,720

Voting Rights

The holders of shares of the Company's Voting Common Stock, $0.0001 par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding Non-Voting Common Stock, holders of shares of Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Common Stock will be a business decision to be made by the Board of Directors from time based upon the results of the company's operations and financial condition and any other factors that the Board of Directors consider relevant. Payment of dividends on the Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time.

Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution, holders of Voting Common Stock are entitled to share ratably in all of the Company's assets remaining after payment of liabilities and the liquidation preference of any then outstanding Non-Voting Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares, Non-Voting Common Shares and any additional classes of preferred stock that the Company may designate in the future.

- Non-Voting Common Stock: 0

Voting Rights

The holders of shares of the Company's Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

The holders of shares of the Company's Non-Voting Common Stock shall have preferences entitling holders to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Common Stock will be a business decision to be made by the Board of Directors from time based upon the results of the company's operations and financial condition and any other factors that the Board of Directors consider relevant. Payment of dividends on the Non-Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the company from time to time.

Rights to Receive Liquidation Distributions

In the event of the Company's liquidation or dissolution holders of Non-Voting Common Stock are entitled to preferential shares dispersed ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares, Non-Voting Common Shares and any additional classes of preferred stock that the Company may designate in the future.

What it means to be a Minority Holder

As a minority holder of Non-Voting Common Stock, you will have little if any ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before. The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

No revenues have been generated and are not expected until completing development of a commercial prototype, which in not anticipated as occurring until several months after fundraising closes. It is forecasted, with the liquidity of the anticipated raise amount of $107,000 less fees to StartEngine, to be able to sustain operations of the business for 6 months without requiring revenue generation. This is based on the expenses including the minimum that can be paid as salary to the founder while working to produce and cover the costs of production of prototypes.

Financial Milestones

The fundraising limit for this campaign is expected to be raised to $1,070,000 shortly if we meet the initial funding target of $107,000.

No revenues have been generated and are not expected until completing development of a commercial prototype, which in not anticipated as occurring until several months after fundraising closes.

All future milestones are speculative, but we except demand from utilities if the units function and provide benefits as described, and the ability to hire qualified experienced sales people and provide them the resources necessary to succeed. Because the company is entering its growth state, the cost of revenue is expected to be the majority of profits in order to drive growth and establish a leading or dominant market position prior to the expiration of the two year exclusive license. At the expiration of the exclusive license, Bannon Maher Corporation will obtain the licensing terms, which have not yet been finalized, but will not be exclusive.

The cost of revenue is expected to be 100% of profits, including spending of what would otherwise be profits on advertisements and sales people, using a similar strategy to Amazon, where the focus is on growth. Financial milestones may not be reached based upon factors including invention prototypes not providing expected benefits, access to capital, operational challenges, and sales challenges.

Liquidity and Capital Resources

The company is just beginning operation and thus has no liquidity or capital resources, with all expenses having been paid for personally by the founder. Capital resources in the future are expected to include funds from this campaign, revenue from unit sales, and potentially financing from institutional investors.

If the maximum funding goal is reached, liquidity provided by investors in this offering, is expected to allow for the production of a commercial prototype of one or more units and commencement of sales of units. This funding is expected to allow for operation of the company for up to 6 months without revenue generation or indefinitely if profits from unit sales are adequate. Liquidity provided by the minimum funding goal is immaterial, and is not expected to provide any meaningful benefit to the company or its operations.

There are no other pending sources of capital at the time of disclosure, such as lines of credit, or access to bank financing.

Indebtedness

None.

Recent offerings of securities

None

Valuation

$8,930,000.00

The future valuation is determined by several factors. The goal is to have secured a strong lead in the market for self-contained physics powered generators by targeting high sales prior to the expiration of the exclusive license for the generators ending on January 1st, 2021. This will be done by sending requests for orders to energy utilities all around the world and offering them a product that dramatically reduces their costs, then having orders fulfilled by contracting with factories who have records of producing similarly complex systems at the required volume. A study by the Advanced Energy Economy organization found that in 2016 there was $1.4 trillion USD revenue for advanced energy industry. If these inventions function and provide benefits as described, including a massive cost reduction, sales targets are possible. The Ernst and Young guide "Valuing Cleantech Investments" found average valuations of the top 7 European clean energy suppliers in 2007 at 5.1x sales. The valuation is a bet on that least one of the inventions works and that sales will be made discounted against the possibility that nothing works or there are no sales. At the current stage, taking into account the intellectual property and experience of the management, the company believes that their fair market value of the company is reflected in its current pre-money valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10-14% total fee, 12% average for calculations)	$1,200	$12,840
Net Proceeds	$8,800	$94,160
Use of Net Proceeds:		
Production	$2,000	$20,000
Marketing	$2,000	$14,160
Working Capital	$0	$0
Patent Costs	$2,300	$20,000

Salaries	$2,500	$40,000
Total Use of Net Proceeds	$9,000	$96,300

Expenditures are all entirely estimates, and may not be close to actual expenditures that best support the success of the company. In the event of net proceeds being $10,000 USD, or even up to $100,000, there is no way to determine how they will best be spent ahead of time. For example, if marketing through targeted online ads proves to provide a solid return in bringing in investors, it would make sense to spend the necessary proceeds necessary to reach the maximum funding goal. If however, targeted advertising proves to be ineffective, and funds raised are not deemed adequate, it may make sense to extend the personal runway of the founder in the form of salary, to determine the best way to obtain the funds outside of the platform that are required for success. The goal with expenditures is to maximize the success of the company. The funding amounts stated are numbers legally fixed for crowdfunding, and the initial funding goal of $107,000 is not expected to be adequate to meet the previously disclosed costs of production, salaries, or costs related to licensed patents, and the goal is expected to be raised to $1,070,000 after the campaign begins. However, the earliest funds contributed are critical to the success of the campaign, because they can be withdrawn to pay for advertising, so waiting to support the campaign until others do could prevent its success.

Irregular Use of Proceeds

The Company is not expected to incur any irregular use of proceeds, with expected use of proceeds to include the previously disclosed costs of production, salaries, fees related to the licensed patents, and sales.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company expects to make annual reports available on bannonmaher.com in the investors tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Bannon Maher Corporation

[See attached]

I, Jonathan Bannon Maher, the Chair and CEO of Bannon Maher Corporation, hereby certify that the financial statements of Bannon Maher Corporation and notes thereto for the period ending 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax return.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 10/1/2018.

Jonathan Bannon Maher (Signature)

Founder, Chair, CEO (Title)

_10/1/2018_ (Date)

BANNON MAHER CORPORATION

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEAR ENDED
December 31, 2017**

BANNON MAHER CORPORATION
Index to Financial Statements
(unaudited)

BANNON MAHER CORPORATION
BALANCE SHEETS
as of DECEMBER 31, 2017
(unaudited)

	As of Dec 31, 2017
ASSETS	
Current Assets	
Bank Accounts	
Checking	
Merchant Account	
Savings	$0.00
Total Bank Accounts	**$0.00**
Accounts Receivable	
Accounts Receivable	$0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$0.00**
Other Assets	
Furniture and Equipment	
Vehicle	$0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Merchant Account Loan	
Payroll Liabilities	$0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner's Investment	$0.00
Owner's Draw	$0.00
Retained Earnings	$0.00
Net Income	$0.00
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

BANNON MAHER CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017
(unaudited)

	Jan - Dec 2017
Income	
Revenue	
Sales	0.00
Returns	0.00
Other income	0.00
Total Income	**$0.00**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Merchant Account Fees	0.00
Shipping	0.00
Total Cost of Goods Sold	**$0.00**
Gross Profit	**$0.00**
Expenses	
Advertising	0.00
Advertising: Marketing	0.00
Audio Streaming Service	0.00
Auto Insurance	0.00
Auto Lease	0.00
Auto Repairs	0.00
Auto: Gas	0.00
Bank Service Fee	0.00
Contractors and freelancers	0.00
Donations	0.00
Legal Fees	0.00
Meals & entertainment	0.00
Office Equipment	0.00
Office expense	0.00
Office Supplies	0.00
Rent	0.00
Repairs	0.00
Subscriptions/Dues/Memberships	0.00
Telecom Expense	0.00
Travel	0.00
Travel: Lodging	0.00
Utilities	0.00
Total Expenses	**$0.00**
Net Operating Income	**$0.00**
Other Income	
Interest Income	$0.00
Total Other Income	**$0.00**
Net Other Income	**$0.00**
Net Income	**$0.00**

BANNON MAHER CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
beginning balance				
4/4/2017	5,000	$0.50	$0.00	$0.50
			$0.00	$0.00
balance, end of period	5,000	$0.50	$0.00	$0.50

BANNON MAHER CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
(unaudited)

	Jan - Dec 2017
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$0.00**
Net cash provided by operating activities	**$0.00**
FINANCING ACTIVITIES	
	$0.00
Net cash provided by investing activities	**$0.00**
INVESTING ACTIVITIES	
Owners' Investment	$0.00
Net cash provided by investing activities	**$0.00**
Net cash increase for period	**$0.00**

NOTE 1 – NATURE OF OPERATIONS

Bannon Maher Corporation was formed on 4/4/2017 ("Inception") in the State of Delaware. The financial statements of Bannon Maher Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's address is located in Ridgewood, N.J.

Bannon Maher Corporation intends to sell new types of electricity generators.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of electricity generators when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

None.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized the issuance of 5,000 shares of Voting Common Stock at the par value of $.0001.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of the date of these financials, Bannon Maher Corporation and Jonathan Bannon Maher Corporation are both wholly owned by Jonathan Bannon Maher. Bannon Maher Corporation has a greater than two year exclusive license, already in effect and ending January 1st 2021, to produce the generator systems, obtained from Jonathan Bannon Maher Corporation, which is an intellectual property holding and licensing company that owns expected to be issued patents on inventions that include those disclosed here, in exchange for Bannon Maher Corporation paying the global fees, to the extent possible, which are roughly calculated to be, but may exceed based on the approval process of each international office, $250,000 for each of four patents for $1,000,000, related to securing of the licensed expected to be issued patents.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through October 1st, 2018, the issuance date of these financial statements.

On July 23rd, 2018, the Company split 1:7.144 the existing 5,000 Voting Common Stock into 35,720 Voting Common Stock, and authorized the issuance of 4,280 Non-Voting Common Stock at a par value of $0.0001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Bannon Maher Corporation is pending **StartEngine Approval.**

Bannon Maher Corporation
Self-powered generators

● Small (1PO)   As passed-by   Business to Business   Accepts international investment

0
Investors

$0.00
Raised of $10K – $10?M goal

Overview   Team   Terms   Updates   Comments   **Share**

Physics Powered Generators

Invest in Bannon Maher



You are about to learn the details of four separate energy production systems, for which patent applications* have been submitted, and are pending commercial prototypes, which I expect will satisfy the following criteria: **(1) clean (2) continuous (3) portable (4) free output after purchase (5) endless output until system failure (6) self-contained.** As you will see, rather than using a wizard's wand, a sorcerer's spell, or the ceremonial sacrifice of a virgin mountain goat, the devices will be implemented using principles of physics and engineering. Similar to fusion energy systems, which scientists generally agree will one day function, these systems are designed to simply capture more energy than consumed. I anticipate these inventions are expected to make irrelevant other energy production and storage systems, while permanently resolving urgent global problems.

The First Law of Thermodynamics, which governs the conservation of energy, states that in a closed system, energy cannot be created or destroyed, only transferred. Additionally, Newton's third law of equal and opposite reaction, reinforces that energy in a closed system can only be transferred in an equal and opposite manner. This is why an electrical motor cannot simply spin an electrical generator, since a closed system interacting only with itself produces no net energy gain. These laws remain true in the example of firewood burning to power a steam engine, where there are two energy systems interacting, with energy transferred from the wood as it burns, through the steam engine, to produce motion – so while there appears to be a loss and a gain of energy, by respectively the wood and the steam engine, the whole system simply transfers energy to produce a useful outcome.

So how could a self-contained net positive energy system with no external fuel source be created? As previously stated, according to the First Law of Thermodynamics and Newton's Third Law, this can't be done by using an electric motor to rotate the axle of a generator, as the system wouldn't be net energy positive. How can such an effect be achieved? There must be some way. How? Leverage, gravity, buoyancy, or magnetic repulsion. Using the previous example as an analogy, leverage, gravity, buoyancy, and magnetic repulsion can each be used as the firewood.

*See discussion on ownership of patents and license in the Exclusive License section below.

Electricity generators were first created in 1821 by Michael Faraday, producing output by rotating a generator's axle – generally using fossil fuel combustion or a fan blade rotated by the flow of wind or some state of water – which rotates magnets, and their corresponding magnetic fields, to force electrons to flow along a wire, which is electricity. Hydraulics are the compartmentalized pressure system presented in 1851 by Richard Dudgeon, which transfer pressure generated over a large area with limited force, to a small area with increased force, proportionate to the change in the containment area, allowing someone to, for example, use the force of a hand to lift a car weighing several tons off the ground. Gravity is produced by mass and causes the force produced by an object to compound as it falls toward an adequately massive object. Buoyancy causes an object in a liquid to rise, if the weight of the object is less than to the weight of the volume of liquid it displaces. Finally, magnetic repulsion, which was first formally studied in 1269 by Petrus Peregrinus de Maricourt, causes magnets opposing each other while presenting the same polarity to provide repellant force.

A study by the Advanced Energy Economy organization found that in 2016 there was $1.4 trillion USD revenue for the advanced energy industry.

I believe that these four separate inventions will provide electricity at a cost per unit of output of more than ten times less than any other current or proposed energy production system.

The Offering

Investment

$250/share of Non-Voting Common Stock
When you invest you are betting the company's future value will exceed $9,037,000.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

The Four Generators

Magnetic Repulsion Generator



Magnets are arranged in two complimentary structures and insulated to direct magnetic fields in a way expected to provide continuous rotation to rotate the axle of a generator to produce electricity. No electricity is consumed to produce expected electrical output, therefore I anticipate the system will operate with 100% efficiency, which will very slowly diminish as the magnets lose their directional force.

Leverage Generator



Force provided by hydraulics is passed through gears to increase speed to rotate the axle of a generator to produce electricity. Hydraulics may be operated by hydraulics for increased efficiency, bringing expected electricity consumption to less than 1% of electricity produced.

Gravity Generator



Buoyancy Generator







Linear force provided by hydraulics is used to elevate water, while compounding force is provided by gravity during water drop, to provide rotational force to a turbine to rotate the axle of a generator to produce electricity. Hydraulics may be operated by hydraulics for increased efficiency, bringing expected electricity consumption to less than 1% of electricity produced.

Buoyancy of water is used to raise a buoyant weighted object without using energy, where the object is then pushed into a compartment connected to a chain, providing force as it drops to rotate the axle of a generator to produce electricity, and then the object reenters the water container to repeat the cycle. Electricity is consumed only when assisting with the entry of the object into the water container and when pushing it off, thus with an adequately tall water container, electricity consumed is expected to be less than 1% of electricity produced.

Detailed Invention Descriptions

Magnetic Repulsion Generator

In the first system, the Bannon Maher Magnetic Repulsion Generator, magnetic repulsion is used to rotate an axle, which can in turn rotate a generator axle to generate electricity, where the magnetic repulsion is performed by affixing permanent magnets, manufactured to retain their directional force, in a circular formation along an inner magnet holder, resembling a wheel, suspended in the center by an axle, fit inside an outer magnet holder, containing magnets in a circular formation, where all magnets are oriented to provide repellent force to the inner magnet holder, and are angled, spaced, and insulated in such a way that the non-liner nature of magnetic fields is accounted for so that each provides force on only on one side of the inner magnet holder axle, causing the inner magnet holder to spin continuously, where energy is captured in the system as a result of slowly degrading repulsive magnetic fields providing rotational force to the generator axle. The force with which the rotation occurs is controlled by the percent the repulsive fields are engaged, by sliding the outer magnet holder back and forth around the inner magnet holder. Think of the outer magnet structure as wind in the form of magnetic fields and the inner magnet structure as wind turbine blades. I anticipate this system will operate with 100% efficiency, which will slowly degrade over time.



Gravity Generator



In the second system, the Bannon Maher Gravity Generator, force generated from electronically controlled hydraulics is used to lift a large volume of water in a tank, with the water then released through the system, to spin a turbine which powers a generator, with the water flowing into a paired lowered water tank, which when full, is raised while the then empty tank is lowered, with electronic controllers looping the process forever. Linear force is used to lift the water, however as water falls, gravity compounds its force, at 0.433 pounds of pressure per square inch per foot of drop (9.81 kilopascals per meter of drop), allowing energy to be captured in the system in excess of that consumed, by means including the differential between the linear input force required to lift the water and compounding output force provided by gravity as the water falls. A human hand can provide the force to operate a hydraulic cylinder and pump that raises 100,000 pounds (45,360 kilograms) (source), and therefore lifts 11,990 gallons (100,000 pounds of lift / 8.34 pounds per gallon (82,718 liters) of water, with operation of the handle automated by the invention. For additional system efficiency, the tanks can be levered in a see saw formation, offloading part of the weight to the see saw support. For further system efficiency, and to optionally dramatically increase the volume of water lifted, the hydraulics may be operated by hydraulics, in a configuration disclosed in the next paragraph. I anticipate this system will operate, depending on the configuration, with approximately 85% to 99% efficiency, meaning the electricity required to power the components, principally the motor providing the force of a human hand to operate the hydraulics, may utilize less than 1% of the electricity produced.

Leverage Generator

In the third system, the Bannon Maher Leverage Generator, an axle to power a generator is spun by the force generated by hydraulics. A commodity hand operable hydraulic cylinder and pump, can generate force of 100,000 pounds, with the hydraulic pump handle powered by an electric motor (source). Gears allow force to be increased in speed proportionate to the reduction in force. In this system, the force generated by the electronically controlled continuous push pull motion of the hydraulic piston is transferred through gears, which convert it to unidirectional motion at an increased speed and proportionately reduced force, to power a generator, which respectively provide propulsion and electricity. Energy is captured in the system in excess of that consumed from the differential of the input force required to operate the hydraulics and the output force provided. I anticipate this system in this configuration may operate with greater than 85% efficiency, and is not only compact but if optimally manufactured could potentially run forever. Efficiency of the system may be brought to greater than 99% by operating hydraulics with hydraulics, where the piston of a hydraulic cylinder is connected to operate additional hydraulic pump handles and corresponding cylinders. For example, if 10 pounds (4.5 kilograms) of input force are used to operate a hand operable hydraulic cylinder and pump providing 100,000 pounds (45,360 kilograms) of output force, that cylinder's piston may in turn operate 10,000 additional hand operable hydraulic pump handles with corresponding cylinders each providing 100,000 pounds (45,360 kilograms) of output force, thus producing total output force of 1,000,000,000 pounds (453,600,000 kilograms), utilizing 10 pounds of input force. Archimedes is recorded as having stated "Give me a lever and a place to stand and I will move Earth." Utilizing this system, braced against a celestial body of appropriate mass and trajectory, Archimedes could have moved Earth with the force of his hand. I believe such a system may be made possible by my discovery of an additional law of physics, where layered leverage provides efficiency gains as a result of gains in layer output force (total output = (unit output force / unit input force) ^ layers) exceeding gains in layer cycle time (total cycle time = unit cycle time * layers). Therefore, I believe this system with adequately powerful hydraulics, can provide any level of output force, using comparatively effectively no input force, to provide any level of electricity generation.



Buoyancy Generator

In the final system, the Bannon Maher Buoyancy Generator, buoyancy is utilized, which causes an object in a liquid to rise if





buoyancy is utilized, which causes an object in a liquid to rise if the weight of the object is less than to the weight of the volume of liquid it displaces, where the buoyant force provided by liquid displacement is used to raise a buoyant weight, which upon reaching the top of the liquid container is pushed off to fall into an open air chain connected chamber, providing force as it drops, to rotate the axle of a generator to produce electricity, and the cycle repeats, when the buoyant weight reenters the liquid container through a compartment at the bottom, where in order for the buoyant weight to not have to displace the weight of all the liquid in the container, the bottom compartment is sealed until the buoyant weight has entered, where the buoyant weight enters at an angle and utilizes weight and gravity to push the water contained in the bottom compartment through a pipe back to the top of the liquid container, then the compartment entry door is closed, the bottom compartment seal is opened and the buoyant weight again floats to the top to repeat the cycle. Energy is consumed in the system fixed and expended only when assisting with the entry of the buoyant weight into the bottom compartment of the liquid container, and when pushing the weight off the top of the liquid container, thus when using an adequately tall liquid container I anticipate the system will operate with efficiency of over 99%.

"It all makes sense!"



Patents, Construction Instructions, & Calculations of Estimated Power Consumption Versus Output

In order to provide 100% disclosure, the pending patents* for each invention, which also contain the extremely detailed construction instructions that will be used by manufacturers, are available at BannonMaher.com, however, the provisional applications for patents total around two hundred pages. I summarized them in this campaign since I realize that it may be difficult for someone with little background in the relevant fields to understand.

*See discussion on ownership of patents and license in the Exclusive License section below.

Calculations of Electricity Output and Cost

This section is for those who want to verify the expected cost reductions provided by the systems.

According to the Goldman Sachs 2016 report "The Low Carbon Economy", the cost per kilowatt hour for residential solar, which may be the primary alternative to these energy systems in delivering energy directly to end users, was found to be about 120 British pounds per megawatt hour, which converts to about $0.093 per kilowatt hour. According to the United States Energy Information Administration March 2018 report "Independent Statistics and Analysis", the lowest cost energy source is geothermal, at $41 per megawatt hour, which is $0.041 per kilowatt hour, however the cost of electricity is much higher by the time it reaches consumers given residential electricity rates reported by United States Energy Information Administration for May 2017 found the lowest average cost per kilowatt hour of electricity of charged in any state in America is $0.0969 per kilowatt hour. In the following section, you will see how the components and other unit costs result in these systems providing an expected cost per kilowatt hour of as low as $0.0076, which is more than ten times less expensive than alternatives when delivering energy to the end user.

I preface this section with background on referenced terms. To describe electricity, amperes are volume, volts are pressure, watts are volts multiplied by amperes, and a kilowatt is a thousand watts. To describe rotational force required by electrical generators, horsepower may be used, where horsepower is pounds of rotational force around an axis at a distance of 1 foot (.3 meters), multiplied by revolutions per minute, with the result divided by the horsepower constant 5252. Calculation of the outputs and costs of the systems is done by utilizing specific commodity components with known energy consumptions, outputs, and costs. Before analyzing the output calculations of the systems, it's important to establish the context of useful output levels.

Energy Consumption by Homes: One generator manufacturer currently sells a 10,000 watt home gas powered backup generator, requiring rotation at 1,800 revolutions per minute at 13.3 horsepower, which can power an average size home depending on the home's power consumption (source).

Energy Consumption by Electric Cars: The world's best selling highway-capable electric car roughly uses a continuous average of around 4,000 watts (source).

Energy Production by Utilities: Output requirements for utilities vary by customer base, but because any number of units can be installed, any level of output can be produced. Since units are calculated to be less expensive than all other energy production and storage systems, I believe it makes financial sense to buy the number of units needed for peak output, then turn off unneeded units at non-peak times, where software code has been written allowing for automated management of large scale installations.

Magnetic Repulsion Generator: In calculating the output and cost of the magnetic repulsion motor and generator, which utilizes the force provided by magnetic repulsion to produce continuous rotational force, the primary system components to be considered are the magnets and generator. A 1 cubic inch (16 cubic centimeter) permanent neodymium magnet weighing 0.4 pounds (0.18 kilograms), sells for around 20 USD (16 EUR), and at a distance of a half of an inch from an opposing magnet of the same specifications, generates around 20 pounds (9 kilograms) of repulsive force. Given the magnets will be rotating and engaged only approximately an average of half of the time, each magnet pair can be assumed to provide 10 pounds (4.5 kilograms) of repulsive force. The inner magnet holder, which resembles a wheel, rotates inside the fixed outer magnet holder, with all magnets mounted and angled to provide maximum repulsive force to a single side of the inner magnet holder's center axle. The fastest motor currently available spins at 120,000 revolutions per minute with no load (source), and thus given the rotational speed of the unit is limited only by air resistance when there is no load, the unit can be assumed to have a similar maximum rotational rate, however when there is a load, the average rotational rate will be reduced by the load, where the target rate for a generator is 1,800 revolutions per minute, with the decreasing speed provided by the resistance of the generator axle. Therefore with 5 magnets in the inner magnet holder and a compliment of 12 magnets in the outer magnet holder, the axle may rotate with around 50 pounds (23 kilograms) of continuous force at 10,000 revolutions per minute, per cubic inch (16 cubic centimeters) of magnet, at a magnet component price of 340 USD (17 magnets x 20 USD) (277 EUR). A 10 kilowatt generator may operate optimally at 1,800 revolutions per minute with the previously determined 38.8 pounds (17.6 kilograms) of force, so one complete set of 1 cubic inch (16 cubic centimeter) magnets may spin the generator, providing a total magnet cost of 680 USD (20 USD x 17 magnets * 2 inches to compensate for degradation over time) (553 EUR), with the engagement of the inner and outer magnet structures adjusted to provide a few watts under the maximum output of the generator to ensure it's not overworked. I believe the total cost of the system at the time of disclosure can be calculated as the cost of the generator, 5,000 USD (4,068 EUR), the costs of the magnets 680 USD (553 EUR), and the magnet holders with support structure for an additional 2,000 USD (1,627 EUR), plus the cost of royalties, which are the greater of 0.99 USD or CHF per watt for a total of 9,950 USD (8,096 EUR), plus manufacturer labor expenses of 2,500 USD (2,035 EUR) and profit of 2,500 USD (2,035 EUR), for a total of around 20,130 USD (17,852 EUR), with an expected useful life of 30 years when utilizing a commodity generator and current standard manufacturing processes, providing a cost per kilowatt hour of about $0.0076 USD (20,130 USD / (30 years * 365 days * 24 hours * 10 kilowatts)) (0.0062 EUR).

Gravity Generator: In calculating the output of the Bannon Maher Gravity Motor and Generator, where energy is captured in excess of that consumed by means including the differential between the linear force required to raise water and the compounding force provided by gravity as water falls, 1,000 gallons (3,790 liters) of water are used weighing approximately 8,340 pounds (3,783 kilograms), flows through the system transitioned by the previously cited hydraulic piston and pump, with the same force at the same speed provided by an equivalent electric car jack which can utilize a maximum of 180 watts (12 volts * 15 amperes) before a car cigarette lighter fuse blows. The energy provided by the water flow may be calculated by utilizing a water drop speed of 20 miles per hour (9 meters per hour), and a force of 0.433 pounds of pressure per inch per foot of drop (9.81 kilopascals per meter of drop), with the total square inches (centimeters) of water flowing through the pipe calculated as the pipe radius squared times the constant pi of 3.14. To power a 10,000 watt generator requiring 1,800 revolutions per minute at 13 horsepower requires 38.8 pounds of force (13.3 horsepower = n pounds of force rotating around an axle at a distance of 1 foot * 1,800 axle revolutions per minute/5252 horsepower constant). Therefore, targeting 38.8 pounds of force, water passing through piping providing a diameter of 10 inches (0.25 meters) to rotate a turbine with a corresponding diameter of almost 10 inches (0.25 meters), where the 10 inch (0.25 meters) diameter pipe providing a drop of 6 feet (1.83 meters), may provide 2.6 pounds of pressure per square inch (6 feet * 0.433 pounds) (17.9 kilopascals), over an area of 78.5 square inches (5 inch radius ^ 2) * 3.14 constant pi) (32,260 square millimeters), for a total of 204 pounds (93 kilograms) of force at 20 miles (32 kilometers) per hour, with rotations per minute of the turbine axle calculated where water as determined by gravity flows at about 20 miles (32 kilometers) per hour or 21,020 inches (596 meters) per minute, and an 10 inch (0.2...

meters) diameter turbine has a circumference of 31.4 inches (10 inch diameter * 3.14), with a turbine therefore providing around 336 revolutions per minute ((21,120 inches of water flow per minute / 31.4 turbine diameter) * 50% efficiency), where a 10,000 watt generator may require 1,800 revolutions per minute and 13.3 horsepower, requiring the turbine rotational force be connected to the generator through a gear pair with a teeth ratio that approximately increases speed 5 times and decreases force by 5 times, therefore providing around 41 pounds (23 kilograms) of force at 1681 revolutions per minute, which is 13.1 horsepower ((41 pounds of force * 1681 revolutions per minute)/5252 horsepower constant), therefore allowing each system cycle to sustain generator output of 10,000 watts, where if looking for a self powered engine, a smaller generator may be used with the excess horsepower used as a motor. For additional validation, an alternative method for calculating the watts of output able to be provided by water flow is watts of output is equal to water drop in meters multiplied by water flow in liters per second multiplied by gravity of 9.8 meters per second per second. For example, a drop of 72 inches (1.82 meters) providing flow of 120 gallons (454 liters) per second multiplied 9.8 results in a power output calculation of approximately 8,100 watts (1.82 meter drop * 454 liters per second * 9.8 meters per second of gravity). I believe the total cost of the system at the time of disclosure can be calculated as the cost of the generator, 5,000 USD (4,068 EUR), plus the costs of the hydraulic pump and cylinder, the repeat cycle timers to ensure continuous motion in the system, the battery to start the unit, a support structure, and a power converter, for an additional 2,000 USD (1,627 EUR), plus the cost of royalties, which are the greater of 0.99 USD or CHF per watt for a total of 9,950 USD (8,096 EUR), plus manufacturer labor expenses of 2,500 USD (2,035 EUR) and profit of 2,500 USD (2,035 EUR), for a total of around 21,950 USD (17,852 EUR), with an expected useful life of 30 years when utilizing a commodity generator and current standard manufacturing processes, providing a cost per kilowatt hour of about 0.0084 USD (21,950 USD / (30 years * 365 days * 24 hours * 10 kilowatts)) (0.0068 EUR).

Leverage Generator: In calculating the energy output of the Bannon Maher Leverage Motor and Generator, which captures energy in excess of that consumed as a result of the differential between input force required and output force provided by certain force providing device configurations, the components to be considered are the generator output, the hydraulic pump power consumption, and corresponding hydraulic piston force. A commodity generator producing 10,000 watts may be used, where the average cost per watt of such generators is around 0.50 USD (41 EUR), and the optimal speed of generator axle rotation is 1,800 rotations per minute at 13.3 horsepower, which requires 38.8 pounds of force ((13.3 horsepower = n pounds of force rotating around an axle at a distance of 1 foot * 1,800 axle revolutions per minute) / 5252 horsepower constant). The generator is powered by a commodity electric hydraulic force providing device, such as a hydraulic cylinder and pump, which may provide force moving at approximately 1 inch per second which converts to 60 inches (152 centimeters) per minute. By utilizing gears, force can be transitioned to be unidirectional, and increased in speed proportionate to the reduction in force, therefore, when targeting 1,800 rotations per minute, when rotating a 1 inch axle with a circumference of 3.14 inches (8 centimeters) will provide revolutions per minute of 19, and therefore require an increase in speed of about 95 times, so the force will have to be passed through gears having a teeth ratio of 1:95, whereby the force is also decreased by a factor of 95. Therefore, the lift to rotate the 10,000 watt generator for maximum output will need to provide a force of around 3,686 pounds (1,843 kilograms) – 38.8 pounds (19.4 kilograms) of required force multiplied by a 95 times speed reduction – or 1.85 tons, which is less than the force provided by the functional equivalent of a hydraulic piston and pump, a commodity electric hydraulic car jack, which in providing such force uses less than 180 watts (12 volt x 15 amps) or it would blow out the cigarette lighter fuse, therefore resulting in a dramatically net positive energy production system. I believe the total cost of the system at the time of disclosure can be calculated as the cost of the generator, 5,000 USD (4,068 EUR), plus the costs of the hydraulic pump and cylinder, the repeat cycle timers to ensure continuous motion in the system, the battery to start the unit, a support structure, and a power converter, for an additional 2,000 USD (1,627 EUR), plus the cost of royalties, which are the greater of 0.99 USD or CHF per watt for a total of 9,950 USD (8,096 EUR), plus manufacturer labor expenses of 2,500 USD (2,035 EUR) and profit of 2,500 USD (2,035 EUR), for a total of around 21,950 USD (17,852 EUR), with an expected useful life of 30 years when utilizing a commodity generator and current standard manufacturing processes, providing a cost per kilowatt hour of about 0.0084 USD (21,950 USD / (30 years * 365 days * 24 hours * 10 kilowatts)) (0.0068 EUR).

Buoyancy Motor & Generator: In calculating the output and cost of the Bannon Maher Buoyancy Motor and Generator, the principal components to consider are the generator, the construction of the liquid container, buoyant weight, and support structure, the repeat cycle timers, and the motors. I believe the total cost of the system at the time of disclosure can be calculated as the cost of the generator, 5,000 USD (4,068 EUR), plus the costs of the hydraulic pump and piston, the repeat cycle timers to ensure continuous motion in the system, the battery to start the unit, a support structure, and a power converter, for an additional 2,000 USD (1,627 EUR), plus the cost of royalties, which are the greater of 0.99 USD or CHF per watt for a total of 9,950 USD (8,096 EUR), plus manufacturer labor expenses of 2,500 USD (2,035 EUR) and profit of 2,500 USD (2,035 EUR), for a total of around 21,950 USD (17,852 EUR), with an expected useful life of 30 years when utilizing a commodity generator and current standard manufacturing processes, providing a cost per kilowatt hour of about 0.0084 USD (21,950 USD / (30 years * 365 days * 24 hours * 10 kilowatts)) (0.0068 EUR).

Products vs. Competitors

	Wind	Water	Solar	Hydrogen	Geo Thermal	Oil, Gas, and Coal	Nuclear	Bannon Maher
Continuous	No	Depends	No	Depends	Yes	Yes	Yes	Yes
Free from Toxic Byproducts	Yes	Yes	No	Yes	No	No	No	Yes
Cyber Attack Proof	Depends	Depends	Depends	Depends	Depends	Depends	No	Yes
Expensive Power Lines Required	Depends	Depends	Depends	Depends	Yes	Depends	Yes	No
Degrading Batteries Required	Yes	Depends	Yes	No	No	No	No	No
Free Output After Initial Purchase	No	Depends	No	No	No	No	No	Yes
Completely Portable	No	No	No	No	No	No	No	Yes
Self Powered	No	No	No	No	No	No	No	Yes

Note: Based on my research, the above chart is a simplified assessment of the inventions expected benefits compared to alternatives as detailed below.

Note: I believe the claims below are supported either by this disclosure, including the estimates of cost and output that list unit components, or the previously described publicly available around two hundred pages of provisional application for patents.

Self-Contained

Other energy production systems utilize an external fuel source: fossil fuel powered generators use oil or gas, solar panels use the sun, wind turbines use wind, hydroelectric generators use water currents, geothermal power plants use heat from the ground, and nuclear power plants use uranium.

Inexpensive

It is believed these systems will provide a calculated cost per kilowatt hour of 0.0084 USD (0.0068 EUR), inclusive of components, royalties, labor, and manufacturer profit, as explained in the previous section of calculations of cost and output, which is more than ten times less expensive per unit of output provided to end users than every single other form of energy, current or proposed, which will remain true even if other systems substantially decline in price, because these systems don't require installation and maintenance of power lines, an allocation of land, and degrading batteries, and because many core system components are commodity components that have been mass produced and price optimized over nearly a century, including electrical generator heads, hydraulics, and magnets. Based on my research, when comparing Bannon Maher systems to other clean energy systems, it is expected that a person has to multiply price of other systems by at least 10 times, 5 times to account for enough electricity generation to be stored for equivalent continuous output, 5 times for the battery storage, and if implemented as a farm, the additional cost of land, and extremely expensive power lines, for another 5-10 times. Additionally, because solar produces direct current, when 99% of the Earth's population uses alternating current (source), solar requires additional expense of a converter. The most expensive energy source is hydrogen, because like oil, it simply stores energy, requires machines to produce, transport, and consume, a process which consumes more energy than it produces, despite decades of development.



Clean

Nuclear energy production, including current and proposed systems of fission, fusion, and cold (LENR), result in toxic waste and or materials, geothermal often circulates contaminants from the ground, fracking creates toxic drinking water (source), hydroelectric dams decompose organic matter producing the potent global warming gas methane (source), popular solar panel manufacturing techniques release some greenhouse gases with much longer atmospheric lifespans and that are thousands of times more potent than carbon (source), hydrogen takes more energy to create than it produces and is produced using energy from less environmentally friendly clean energy sources (source, source), and other clean energy systems often use slowly



Free Endless Output After Purchase

Traditional energy systems utilize a fuel source requiring replenishment, such as carbon, hydrogen, or uranium, and other clean energy systems require batteries that degrade over time to store energy and thus require periodic replacement. I believe the Bannon Maher systems will utilize no external fuel source or battery for storage of output.

Cyber-Attack Proof

These energy systems will be self-contained, require no hackable computer to operate, and therefore will be immune to computer viruses that will always be able to take down the electrical grid and nuclear and clean energy power plants – even if such plants aren't connected to the Internet, as demonstrated by the Stuxnet virus.

Blackout Proof

These energy systems will be designed to be kept indoors and on-site, and are thus expected to be ideal for critical facilities such as hospitals and data centers that can't afford a blackout from failed power lines or plants.



Eliminates Power Lines and Fossil Fuel Pipes

Power line and fossil fuel pipe cost of installation per mile is often an average of over 1 million USD (814,000 EUR) (source: Oil and Gas Journal "Natural gas pipeline profits, construction both up" and Electric Light and Power magazine "Underground vs. Overhead: Power Line Installation-Cost Comparison and Mitigation") or around 15 times the average annual income in the United States, and must be replaced every 30 to 80 years (sources: CBS News "Aging Gas Pipe Danger Lurks Under U.S. Homes" and Matanuska Electric Association "Underground vs Overhead Transmission Lines"), so with around 300 thousand miles of power lines, and around 200 thousand miles of pipe lines, math indicates an expenditure around 25 times the national debt will be required, that would logically otherwise be passed on to energy consumers, thus dragging down the economy, with every other developed country in a similar situation.

Profitable

In a standard home use scenario, I believe these to be the only energy systems that can provide a unit owner a profit, before tax credits, from selling energy back to the utility.

Safety

Plants, rigs, and pipes, for current and proposed forms of nuclear, hydrogen, gas, and oil energy can explode, coal mines can collapse, and wildlife is killed by wind turbines, hydroelectric dams, ocean and wave turbines, solar condensers, toxic battery production byproducts, and nuclear waste.



Powers Reduced Water Consumption

Based on my research, electricity powered showers are available that require only a cold water pipe, and recirculate, filter, and heat water, to provide exact continuous temperature and pressure control, which may provide cleaner water when filtered than without recirculation. Additionally, there are low voltage electric showerheads that mix air with water to provide the effect of the same output using much less water.

Alleviates Poverty

Because energy produced is expected to be free, when amortized over time after unit purchase until system failure, and the purchase price is expected to less per unit of output than any

---

degrading flammable toxic batteries to store energy for when the sun is not shining, wind is not blowing, or water is not adequately flowing (source, source). I believe the Bannon Maher systems will be completely clean, utilizing disclosed components which are known to not produce harmful byproducts.

Continuous

Wind, solar, and traditional water energy systems provide variable output, with wind and solar average output found to be around 15%-24% of rated output, meaning a 1 kilowatt system typically produces only around 1 kilowatt for 4 out of 24 hours of the day (sources: energysage.com "What are the most efficient solar panels on the market?" and European Wind Energy Association "Frequently Asked Questions"). I believe Bannon Maher systems will provide power output that is always completely continuous and stable. Therefore, 5 units of variable power capacity from other clean energy systems is expected to be the equivalent to around 1 unit of continuous power from these systems. Additionally, wind and solar can on occasional days produce no output at all, making them an impossibly unreliable source in many areas.



Completely Portable

Based on my research, existing energy systems can only function in specific environments, solar panels in the sun, wind turbines in wind, water turbines in water flow, nuclear in a stable highly controlled environment, and carbon with the aid of an emissions pipe. Unlike all other methods of energy production, Bannon Maher systems will be completely portable, able to operate equally well in a basement closet, as a in car, or a space ship.

Weatherproof

Bannon Maher systems will be designed for indoor use and unlike wind turbines, hydroelectric dams, and solar panels, these systems can't be made ineffective by environmental conditions such as freezing temperatures, snow, or rain.

Eliminates Energy Storage

It is believed that storage of energy is no longer relevant, even for peak output needs, since additional units of these inventions can be turned on to meet peak needs while being more economical than storage according to expected cost per unit of output. Additionally, existing solar roof panels can be removed to allow for roof tiles designed to maintain a cool house in summer.



Powers Atmosphere Cleaning

Because an existing specialized laser can disassociate atmospheric carbon dioxide molecules into carbon molecules and oxygen molecules, and because these energy inventions are expected to provide unlimited clean energy, a power source is now available to potentially eliminate excess carbon dioxide from the air, and potentially other greenhouse gasses, if devices development is spurred by energy consumption no longer being a hindrance.

Powers Water Purification and Pumping

1 in 9 people lack access to clean water with millions reportedly dying this year alone as a result of crop and animal deaths from climate change droughts. Ground water has been or is being depleted in many areas such Mexico City which has sunk 30 feet (48 meters). Evaporated water purification removes nearly every contaminant with a higher boiling point than water, and potentially all others can be removed with a standard carbon filter and ultraviolet light (source). Because these systems are expected to make energy nearly free when amortized over time, the energy intensive nature of evaporated water purification and pumping is no longer a hindrance, thus I believe the inventions resolve global clean water needs.



other energy system, I believe that the cost of living for every person on Earth will be reduced, thus reducing poverty.



Reduces Nuclear and Hydrogen Weapon Proliferation

I believe that the energy production systems will eliminate the need for any type of nuclear energy, including fission, fusion, and cold (LENR), each of which is weaponizable and one step from nuclear weapons technology, and hydrogen, which a terrorist can obtain at a hydrogen fuel station to create powerful explosives verifiable by watching an online video of balloons filled with uncompressed hydrogen being lit on fire, the inventions are expected to make the world safer.

Dramatically Reduces Transportation Costs

I believe that vehicles that implement these inventions will no longer require fuel or recharging.

Exclusive License

Bannon Maher Corporation (the Company) has a greater than two year exclusive license, already in effect and ending January 1st 2021, to produce the generator systems, obtained from Jonathan Bannon Maher Corporation, which is an intellectual property holding company that owns expected to be issued patents on inventions that include those disclosed here, in exchange for paying the global fees, to the extent possible, which are roughly calculated to be, but may exceed based on the approval process of each international office, $250,000 for each of four patents for $1,000,000, related to securing of the licensed expected to be issued patents. Because the pending patents are not owned by the Bannon Maher Corporation, after the expiration of the exclusive license, others will be able to license the technology and compete with Bannon Maher Corporation.

Primary Uses of Funds

- Commercial prototype development
- Sales & marketing
- Salaries
- Patent filing fees to be paid in exchange for exclusive license

Sales, Manufacturing, and Growth

Design & Manufacturing

AutoDesk three-dimensional modeling software is used by most major manufacturers, movie special effects producers, and game designers. This is the software that was used to produce the 3 dimensional model of the magnetic repulsion motor contained in images in this profile, and this software will be used to further refine the models for production through contracted CNC machining, metal molding, and 3d printing.

Manufacturing is expected to be done by technical manufacturers who have a record of producing complex technical products in large quantities. This is the arrangement Apple uses to produce its products through Foxconn. Manufacturers will be provided a simplified version of the construction instructions in the patents along with the 3d models. The first unit of each invention could cost several hundred thousand dollars to produce (as verifiable at titoma.com, a Chinese technical manufacturer, which states on its website "Our complete package of design, development and production ramp-up services generally starts at US $150,000."), hence this fundraising, and so any cost estimates in this profile are for every unit after the first.



Team Collaboration

GitHub offers arguably the most robust team collaboration tool, where team members can post tasks and submit and track changes to files corresponding to the tasks, and is currently utilized for corporate files.

Hiring

There are a number of services available online to hire contractors with specialized skills. The founder has hired dozens of contractors with specialized skills through these services in the past. Full time employees working in person with the founder are also expected be hired as the organization grows.

Sales

A study by the Advanced Energy Economy organization found that in 2016 there was $1.4 trillion USD revenue for the advanced energy industry. The company's goal is to maximize sales as quickly as possible following the production of commercial prototypes.

Salesforce Sales Cloud is the world's leading sales management platform, which is expected to be utilized to manage contact information of potential domestic and international buyers, and manage all communication with the prospects, from qualifying the needs, timing, and budget of the prospect to closing the sale and receiving payment. Experienced sales representatives will be hired and added to our account to track their performance and to collaborate to close sales. Sales will be made by providing information on the inventions and their benefits, including dramatically reduced costs, along with all information needed to place an order, to governments and relevant companies in every country in the world. This will be done through phone calls as well as direct mail using mailing services. Additionally, commissioned sales agreements will be made available to allow anyone in the world to receive a commission from a sale they arrange, as long as such a commission is in compliance with applicable laws, so investors are welcome to further profit from commissions while at the same time ensuring the success of their investment.



About Inventor and Founder

Jonathan Bannon Maher



I was the first full time employee and software engineer of a company whose software, as disclosed through third party press releases, now protects U.S. military networks (inquest.net), and I wrote trading software at a hedge fund used to scale it from zero dollars to billions of dollars in assets under management of complex credit derivatives. I am certified expert software engineer by each Microsoft (C#, T-SQL), and Oracle (Java, PI/SQL), and a prominent software entrepreneur wrote in a recommendation letter I am "extremely gifted as a computer programmer". I ran for the U.S. Senate in 2012 at the age of 29. I have written and published three books, Building a Successful Organization, The Destiny of Humanity, and most recently Inventions. The Destiny of Humanity was endorsed by world leaders including King Norodom Sihamoni of Cambodia who wrote "I am confident that this book will surely attract public attention on the important task of building a peaceful and prosperous world for all" and Prime Minister Jose Maria Neves of Cape Verde who wrote that the book is "A pointing of horizons and goals to which we must be aware... the quest for harmony and a blend of attitudes that could reach the heights of the global and total dignity of human beings". I had my music licensed for shows on MTV, VH1, and Discovery Networks. I graduated from the University of San Diego, ranked third in the world for entrepreneurship by the Financial Times in 2015, with recommendations from the President and Dean, and completed Oxford University coursework.



Investment Risks

This profile may include predictions, estimates or other information that might be considered forward looking. Forward looking statements represent the company's current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward looking statements, which reflect opinions only as of the date of publication. The company is not obligating itself to revise or publicly release the results of any revision to these forward looking statements in light of new information or future events. Some important factors that may affect predictions will now be presented.



The first primary risk factor is that none of the inventions function or provide benefits as described, and while I don't have prototypes of each to provide validation, I'm as certain as I am that I exist that all of my inventions work, but there is no need to rely on my assessment, as I've provided 100% disclosure, and each investor should make his or her own assessment. Making an investment is betting on your assessment of the probability that at least one of the inventions works, and weighing that against the return on your investment if it does. I don't expect there to be an opportunity to invest after prototypes have been created, since at that point, the goal of the business is to be self funding through sales.

The second primary risk factor is execution speed, where orders may not obtained at a speed that maximizes revenue of the company during the period of exclusive license. Bannon Maher Corporation has a greater than two year exclusive license, already in effect and ending January 1st 2021, to produce the generator systems, obtained from Jonathan Bannon Maher Corporation, which is an intellectual property holding company that owns expected to be issued patents on inventions that include those disclosed here, in exchange for paying the global fees, to the extent possible, which are roughly calculated to be, but may exceed based on the approval process of each international office, $250,000 for each of four patents for $1,000,000, related to securing of the licensed expected to be issued patents. Orders are expected to be solicited through direct contact with energy utilities globally. Because the pending patents are not owned by the Bannon Maher Corporation, after the expiration of the exclusive license, others will be able to license the technology and compete with Bannon Maher Corporation.



The third primary risk factor is the validity and enforceability of the patents (currently pending) and thus rights to the exclusive license expiring January 1st, 2021, and to resolve that concern, I read countless patents filed by top lawyers, and read countless patent related court cases, in order to identify every way that a patent has previously been invalidated or diminished, and worked backwards in finalizing my own. I found that in the cases I read, in my assessment, invalidation or lack of enforceability have occurred very roughly 40% of the time from prior art anticipating the invention with anticipation not being possible for the world's first self-powered generators, 40% of the time from claims not being supported by the disclosure usually as a result of the patent lawyer filing the patent not understanding the inventions as well as the inventor, 10% of the time from invention not being described in sufficient detail to be constructed, 5% of the time from claims not ensuring infringement by a single entity, 5% of the time from the disclosure or claims not covering all alternative implementations as a result of a lack of creativity or time commitment by the inventor. In consideration of these factors, I worked myself beyond exhaustion for a long time revising my patents until I considered them stronger than any that I've ever read, and impervious to endless attack with unlimited resources.

The fourth primary risk factor is that the business is underfunded. This risk can mitigated if enough investors ensure their contacts also contribute to this campaign on StartEngine. The earlier the support the more impactful, as committed funds can be partially withdrawn during the campaign to support marketing of the campaign.

These risk factors are why the valuation for this offering has been set so low.

Non-Investment Risks

Since early last century when humans began producing greenhouse gasses, temperatures have slowly risen in proportion to emissions. Over the last 50 years, global use of clean energy has transitioned from about 6% to only about 10% (source: "World Energy Consumption by Fuel" chart from Forbes based on BP Statistical Review of World Energy 2015), a rate that if it were to remain relatively constant, indicates it will take several centuries to transition. The last time Earth's climate was at its present level, some scientists have estimated sea levels were up to 30 feet (48 meters) higher (source: Science magazine article "Regional and global sea-surface temperatures during the last interglaciation"). About 10% of Antarctic ice shelf recently broke off (source: Antarctic Larsen B Ice Shelf in 2017 in image to the right), an area about the size of the ten smallest countries combined, and is expected in the process to destabilize other parts of the ice shelf, which will at some point float into warmer waters and melt, with resulting ocean temperature gradients logically increasing the chances of severe weather events in the form of tsunamis, tornadoes, earthquakes, and flooding. I believe additional existing consequences of emissions include one in seven children globally living with unsafe air, seven million people a year dying from pollution, increasingly permanent flooding of increasingly larger areas, ultimately resulting in the potential loss of entire countries, such as the already imperiled Marshall Islands, which are an average of 6 feet (1.8 meters) above sea level, in addition to crop and livestock deaths fueling an increasing number of emergencies, conflicts, and refugees.





World Energy Consumption by Fuel

Source



However, with your full support, I believe this can all stop, because these generators are designed to provide energy at a cost of more than ten times less than any other current or proposed system, providing output at a cost less than the price of fuel, to logically achieve global energy market saturation, and in doing so, helping resolve these problems.



Why StartEngine?

- The best investment opportunities have until recently been restricted to already wealthy investors, driving wealth inequality, while discriminating against women and minority entrepreneurs who don't have access to networks of such investors. StartEngine is driven by a socially important mission, "Democratizing access to capital".
- StartEngine has a comprehensive documentation and compliance process, and utilizes standardized investment agreements.
- Given commissioned sales agreements will be made available to allow anyone in the world to receive a commission from a sale that person arranges, as long as such a commission is in compliance with applicable laws, I believe it is beneficial to have a broad range of international investors.



I have already invested everything I have into this work, and will fight with everything I can to make this company successful. - Jonathan Bannon Maher

I believe that with your support we will be providing a service to everyone in the world.

Meet Our Team



Jonathan Bannon Maher

Founder, Chairman of the Board, C.E.O. First full-time employee at inquest.net, whose software, as publicly disclosed through third party press releases, protect U.S. military networks, and wrote trading software at a hedge fund used to scale it from zero to billions of dollars in assets. Certified expert software engineer by each Microsoft (C#, T-SQL) and Oracle (Java, P/SQL). Author of three books, one endorsed by Kings, a Prime Minister, and a Second Lady. 2014-2015: first full-time employee and software engineer at inquest.net 2016: Independent work on the disclosed inventions. 2016-Present Founder of PageRock website hosting service (1-5 hours per week) 2017-present: Founder, Chairman of the Board, and CEO of Bannon Maher Corporation (40+ hours per week, primary job) and Jonathan Bannon Maher Corporation (20+ hours per week).

Offering Summary

INVESTMENT OPPORTUNITY

Maximum 428 shares* of Non-Voting Common Stock ($107,000 USD)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 40 shares of Non-Voting Common Stock($10,000 USD)

Company	Bannon Maher Corporation
Corporate Address	143 East Ridgewood Avenue, 262, Ridgewood NJ, 07450 USA
Description of Business	Sales and production of self-powered generators
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$250.00 USD
Minimum Investment Amount (per investor)	$250.00 USD

The 10% Bonus for StartEngine Shareholders

Bannon Maher Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Non-Voting Common Stock at $250 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $2,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company is not expected to incur any irregular use of proceeds, with expected use of proceeds to include the previously disclosed costs of production, salaries, fees related to the licensed patents, and sales.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



Updates

Follow Bannon Maher Corporation to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

Investors
Terms of Use
Privacy Policy

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1 Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding

VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BANNON MAHER CORPORATION", FILED IN THIS OFFICE ON THE FOURTH DAY OF APRIL, A.D. 2017, AT 8 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6371088 8100
SR# 20172308758

Authentication: 202363061
Date: 04-12-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is Bannon Maher Corporation

2.   The Registered Office of the corporation in the State of Delaware is located at 1201 North Orange Street, Suite 600 (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is Agents and Corporations, Inc.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is 5,000 shares (number of authorized shares) with a par value of $ 0.0001 per share.

5.   The name and mailing address of the incorporator are as follows:

Name Jonathan Bannon Maher
Mailing Address 143 East Ridgewood Avenue, 262
Ridgewood, NJ   Zip Code 07450

By: _Jonathan Bannon Maher_
Incorporator

Name: _Jonathan Bannon Maher_
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 04/04/2017
FILED 08:00 AM 04/04/2017
SR 20172308758 - File Number 6371088

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "BANNON MAHER

CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF

JULY, A.D. 2018, AT 11 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6371088 8100
SR# 20185788613

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203112214
Date: 07-23-18

Secretary of State
Division of Corporations
Delivered 11:00 AM 07/23/2018
FILED 11:00 AM 07/23/2018
SR 20185788613 - File Number 6371088

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Bannon Maher Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4. (Four)" so that, as amended, said Article shall be and read as follows:

A. The total amount of stock this corporation is authorized to issue is 40,000 shares with a par value of $0.0001 per share. The 40,000 authorized to issue shares shall consist of 35,720 shares of "Voting Common Stock" and 4,280 shares of "Non-Voting Common Stock."

B. Any existing shares issued prior to this amendment shall be understood to split at a ratio of 1:7.144 and convert into "Voting Common Stock" shares.

C. All the rights, preferences, privileges, and restrictions of the underlying security are:

   a. **Voting Common Stock.**

      i. **Voting Rights:** The holders of shares of the Company's Voting Common Stock, $0.0001 par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

      ii. **Dividend Rights**: Subject to preferences that may be granted to any then outstanding Non-Voting Common Stock, holders of shares of Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Common Stock will be a business decision to be made by the Board of Directors from time based upon the results of the company's operations and financial condition and any other factors that the Board of Directors consider relevant. Payment of dividends on the Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time.

iii. **Liquidation Rights**: In the event of our liquidation or dissolution, holders of Voting Common Stock are entitled to share ratably in all of the Company's assets remaining after payment of liabilities and the liquidation preference of any then outstanding Non-Voting Common Stock.

iv. **Rights and Preferences**: The rights, preferences and privileges of the holders of the company's Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares, Non-Voting Common Shares and any additional classes of preferred stock that the Company may designate in the future.

b. **Non-Voting Common Stock**.

i. **Voting Rights**: The holders of shares of the Company's Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

ii. **Dividend Rights**: The holders of shares of the Company's Non-Voting Common Stock shall have preferences entitling holders to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Common Stock will be a business decision to be made by the Board of Directors from time based upon the results of the company's operations and financial condition and any other factors that the Board of Directors consider relevant. Payment of dividends on the Non-Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the company from time to time.

iii. **Liquidation Rights**: In the event of the Company's liquidation or dissolution holders of Non-Voting Common Stock are entitled to preferential shares dispersed ratably in all of our assets remaining after payment of liabilities.

iv. **Rights and Preferences**: The rights, preferences and privileges of the holders of the company's Non-Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares, Non-Voting Common Shares and any additional classes of preferred stock that the Company may designate in the future.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of June 2018.

By: _Jonathan Bannon Maher_

Authorized Officer

Title: _Founder, Chair, CEO._

Name: _Jonathan Bannon Maher_